Stable Road Acquisition Corp.

1345 Abbot Kinney Road

Venice, California 90291

July 22, 2021

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Ingram Melissa Gilmore

Mark Rakip

Re:	Stable Road Acquisition Corp. Registration Statement on Form S-4 File No. 333-249787

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stable Road Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on Thursday, July 22, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact our counsel Bradley C. Reed, P.C. at (312) 862-7351 or Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian Kabot Brian Kabot